EXHIBIT 99.1: PRESS RELEASE
LDK Solar Updates Third Quarter Outlook
Company Reaches 1.2 GW Annualized Wafer Production Capacity
XINYU CITY, China and SUNNYVALE, Calif., October 8, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a manufacturer of multicrystalline solar wafers, today provided an updated outlook for the third quarter of 2008. Based upon preliminary data for the third quarter, LDK Solar estimates revenue to be in the range of $530 to $540 million and wafer shipments between 230 to 240 MW. This compares to its previously issued guidance for the third quarter of 2008 of revenue in the range of $486 to $496 million and wafer shipments in the range of 210 to 220 MW.
LDK Solar also announced that it reached the annualized wafer production capacity of 1.2 GW by the end of the third quarter of 2008. LDK Solar’s 1.2 GW production capacity is ahead of its publicly announced plans to reach this target by the end of 2008.
“We are very pleased to see our wafer capacity expansion plans proceeding ahead of schedule,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “LDK Solar leads the industry by executing one of the fastest wafer capacity ramps within the sector. Reaching our year-end annualized capacity target three months ahead of schedule and delivering better than expected financial results for the third quarter reflects our steadfast dedication to meeting the increasing demand for solar cells worldwide and becoming one of the largest and lowest-cost wafer producers in the solar industry.”
This outlook for the three months ended September 30, 2008 is an estimate. Results are subject to change based on further review by the management. LDK Solar plans to report its full third quarter results in mid-November 2008. Once the reporting date is finalized, LDK Solar will issue a press release announcing the date and details of its third quarter conference call.
About LDK Solar
LDK Solar Co., Ltd. is a manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK Solar; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; LDK Solar’s ability to protect its proprietary information; the general economic and business environment and conditions; the volatility of LDK Solar’s operating results and financial condition; LDK Solar’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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